EXHIBIT 12.1

Form 10-Q
PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)
	Three Months Ended
	March 31,
	2001	2000
	(Unaudited)
FIXED CHARGES
Interest expense	$49.3	$44.4
Portion of rentals deemed interest	.3	.3

TOTAL FIXED CHARGES	$49.6	$44.7

EARNINGS
Income before taxes	$5.4	$14.8
Fixed charges	49.6	44.7

EARNINGS AS DEFINED	$55.0	$59.5

RATIO OF EARNINGS TO FIXED CHARGES	1.11x	1.33x

The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR.  See Exhibit 12.2.